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DLynn@mofo.com

March 21, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: Ms. Jennifer Thompson

Re:                             Whole Foods Market, Inc.
Form 10-K for the Fiscal Year Ended September 27, 2015
Filed November 13, 2015
File No. 0-19797

Dear Ms. Thompson:

This letter is being submitted on behalf of Whole Foods Market, Inc. (the “Company”), in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated February 9, 2016 and March 7, 2016 with respect to the Company’s Form 10-K for the fiscal year ended September 27, 2015 filed on November 13, 2015 with the Commission (the “Form 10-K”).  To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended September 27, 2015

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Selling, General and Administrative Expenses, page 21

1.                                      Your response to comment 2 indicates that SG&A expenses correlate to your volume of sales and your store growth and no changes are needed to your current analysis of SG&A expenses. Please tell us in more detail how you concluded there is a direct relationship between revenue and SG&A expenses such that analyzing

SG&A expenses as a percentage of revenue fully explains fluctuations in SG&A expenses. As part of your response, please address the following:

•                  We note your statement that 67% of your SG&A expenses were attributable to store salaries and benefits costs. Please tell us how you considered whether these expenses are fixed within a range per store. Tell us the extent to which a minimum number of employee hours, and therefore a minimum amount of store salaries and benefits costs, are required to operate a given size store regardless of the amount of revenue generated by that store. Similarly, tell us the extent to which there is an upper limit on the amount of store salaries and benefits costs incurred by a single store of a given size regardless of the amount of revenue generated by that store. To the extent that store salaries and benefits costs are more directly related to the number of stores that you operate rather than the dollar amount of revenue that you generate, please tell us how you considered clarifying this to your investors and providing additional analysis of the increase in these expenses beyond your current analysis of SG&A as a percentage of revenue.

•                  We note that your SG&A expenses include marketing. We further note from disclosures in your filing that your advertising expense increased approximately 12% in fiscal 2014 and 41% in fiscal 2015. Please tell us in more detail how you concluded marketing expenses are directly related to the dollar amount of your revenue and no additional disclosure was needed to explain the increase in these expenses.

•                  We note that your SG&A expenses include corporate and regional administrative support costs. Please tell us the dollar amount of these costs for each of fiscal 2013, 2014 and 2015. Also tell us in more detail how you concluded these expenses are directly related to the dollar amount of your revenue as opposed to being fixed or fixed within a range based on the number of stores that you operate. To the extent that these expenses are fixed or fixed within a range, please tell us how you considered clarifying this to your investors and providing additional analysis of any fluctuations in these expenses that do not directly correlate with the fluctuation in your revenue.

The Company generally forecasts, manages and evaluates our SG&A expenses as a percentage of sales generated by each store. We agree that certain SG&A expenses may not vary with sales, and we historically have provided — and in future filings will provide — disclosure regarding material changes in these expenses, as applicable.  Below we provide additional information in response to your questions:

•                  Generally, the Company’s significant ongoing store-level SG&A expenses such as labor costs, supplies, bank card fees and other bank fees vary directly relative to sales volumes. We look to sales volumes (i.e., store revenue) in determining the appropriate level of staffing for each of our stores.

It is the Company’s practice to manage store labor in conjunction with sales volumes.  As long as sales are increasing, there is no upper limit on the amount of salaries and benefits which would be allocated to any individual store, regardless of the sales volume.  In addition, although there may be a minimum number of employee hours, and therefore a minimum amount of store salaries and benefits costs, that are required to operate a store of a given size, regardless of the amount of revenue generated by that store, we do not manage our store labor in that manner. As a result, the Company’s labor costs follow a normal distribution across stores, with few single-store labor costs nearing any hypothetical minimum or maximum limits of store salaries and benefits costs.

The Company believes that SG&A expenses as a percentage of store revenue generally provides the most meaningful analysis of the amount and variability of these costs.  This analysis is also consistent with the manner in which the Company forecasts store labor and how we manage these costs.

•                  Although historically the Company has forecasted and managed its marketing expenses as a percentage of sales, the expenses associated with the Company’s first national brand campaign in 2015 included a series of planned program costs that were not incurred directly in relation to store revenue. In order to enhance our disclosure of this type of, or similar, expense, we will provide additional discussion in applicable future filings. Below is an example of how we will enhance disclosure in future filings, using the identified discussion from the Form 10-K (changes noted in bold):

“Selling, general and administrative expenses totaled approximately $4.5 billion, $4.0 billion and $3.7 billion in fiscal years 2015, 2014 and 2013, respectively. During fiscal year 2015, selling, general, and administrative expenses included asset impairment charges totaling approximately $47 million, one-time termination charges of $34 million, marketing expenses associated with the Company’s first national brand campaign totaling approximately $13 million, and approximately $8 million of expense related to the implementation of California’s new paid sick leave law. Excluding these charges, selling, general and administrative expenses increased seven basis points as a percentage of sales compared to the prior year. Selling, general, and administrative expenses decreased nine basis points and 18 basis points as a percentage of sales in fiscal years 2014 and 2013, respectively, compared to the prior year.”

•                  Corporate and regional administrative support costs included in SG&A expenses totaled approximately $486 million, $446 million and $397 million for fiscal years 2015, 2014 and 2013, respectively. Consistent with overall SG&A expenses, the Company forecasts, manages and evaluates corporate and regional administrative support costs as a percentage of sales. The Company’s corporate and regional administrative support costs as a percentage of sales were 3.2%, 3.1% and 3.1% for fiscal years 2015, 2014 and 2013, respectively. Corporate and regional administrative support costs that are fixed or fixed within a range did not have a significant effect on overall support costs or fluctuations in those costs for all years presented. As the impact of those costs was not material for all years presented, we believe specific explanation or analysis as part of our discussion of overall SG&A expenses was not necessary for investors’ understanding of the principal factors impacting SG&A. To the extent that there are material changes in our corporate and regional administrative support costs in the future, we will describe the nature of those changes to assist our investors in understanding the context and impact of those expenses.

Liquidity and Capital Resources and Changes in Financial Condition, page 23

2.                                      We note your response to comment 3. You state that net income and depreciation and amortization were the only material drivers of cash flows from operations. Please provide a more informative analysis on depreciation and amortization. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

In order to further enhance our discussion of operating cash flows, we will provide additional disclosure in future filings to ensure that we provide an informative analysis of all of the material factors impacting the changes in our cash flows from operations for all periods presented. Below we provide an example of how we will further enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

“We generated cash flows from operating activities totaling approximately $1.1 billion, $1.1 billion and $1.0 billion in fiscal years 2015, 2014 and 2013, respectively. Cash flows from operating activities resulted primarily from our net income plus non-cash expenses and changes in operating working capital. Depreciation and amortization are the primary non-cash expenses for fiscal years 2015, 2014, and 2013. During fiscal year 2015, depreciation and amortization included approximately $25 million of depreciation expense related to technology assets associated with the replacement of our disparate core legacy platforms with unified scalable solutions.”

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, page 27

3.                                      We note your response to comment 4 and your revised disclosure that changes in forecasts related to future net sales and comparable store sales could significantly change the amount of impairment you record. In light of this, tell us how you considered providing a quantitative or qualitative sensitivity analysis related to changes in the forecast assumptions as part of your proposed disclosure.

The Company does not use sensitivity analyses to manage changes in forecast assumptions, due to the limitations of these analyses, as described below.  We believe that providing such an analysis would neither be practical nor useful to the readers of our financial statements, and could be potentially misleading to investors.

The measurement of impairment of long-lived assets requires significant judgment, and includes a methodology that considers available qualitative and quantitative evidence.  Impairment of a particular store long-lived asset is determined primarily using management’s best estimates of fair value based on a discounted cash flow model, based on future store operating results using internal projections, or based on a review of the future benefit the Company anticipates receiving from the related asset.  Additionally, for certain properties, the Company estimates net future cash flows based on its experience and knowledge of the area in which the closed property is located and, when necessary, utilizes local real estate brokers. Our stores are unique because we tailor our store size, design, product selection and pricing to each community.  Estimates for each store are dependent upon a number of factors including, but not limited to the product selection, location, competition, demographics and local economic conditions affecting that store.  All factors, such as equipment costs, improvement costs and overhead structure, in addition to future net sales and comparable store sales, likely to affect a store’s future cash flow must be considered when evaluating that store’s carrying value.

As such, all assessments related to management’s estimates require significant judgment.  Specific factors are not considered or analyzed in isolation; rather, management analyzes how various factors interact with one another, and determines impairment after applying judgment to the output from various models.  Accordingly, although changes in forecasts related to future net sales and comparable store sales could significantly impact the required impairment, determining such forecasts involves numerous estimates and management judgment that, in management’s view, cannot be reflected meaningfully across all Company long-lived assets in a sensitivity analysis.

Further, we believe that disclosure of a sensitivity analysis that attempts to capture changes in one or a small number of estimates taken in isolation would be potentially misleading to investors.  The requested sensitivity analysis would not represent a plausible scenario and would not provide shareholders with an appropriate basis with which to evaluate the amount of potential future impairments.  Moreover, we believe such an analysis would not provide any meaningful information because it would not reflect the process that the Company implements to make estimates and, more generally, to manage its business.

With regard to providing a sensitivity analysis related to forecasts related to future net sales and comparable store sales, we reiterate that any valuation of a store must be done on a store-specific basis and the impact of any changes in assumptions must be evaluated on a store-by-store basis with all other factors affecting that store.  We respectfully submit that our current disclosures are consistent with our business and internal management practices, and we continue to believe that a sensitivity analysis of impairment of long-lived assets would not be useful to readers of our financial statements, and could be potentially misleading to investors.

Item 8.  Financial Statements and Supplementary Data

(3) Fair Value Measurements, page 44

4.                                      We note your response to comment 6. Please revise your disclosure here or in another appropriate location in your financial statements to clarify that the assets impaired in fiscal 2015 were written down to a fair value of zero at the measurement date as opposed to being partially impaired. We believe this provides important information to your investors. See ASC 820-10-50-2(a).

In order to enhance our disclosure of fair value measurements, we will provide additional disclosure in future filings to clarify, where applicable, that assets impaired were written down to a fair value of zero at the measurement date as opposed to being partially impaired. Below we provide an example of how we will enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

“During fiscal year 2015, the Company recorded fair value adjustments, based on hierarchy input Level 3, totaling approximately$46 million related to certain locations for which asset value exceeded expected future cash flows, which were primarily included in the “Selling, general and administrative expenses” line item on the Consolidated Statements of Operations. These asset impairment charges reduced the carrying value of related long-term assets to a fair value of zero. Fair value adjustments, based on hierarchy input Level 3, were not material during fiscal year 2014 or 2013.”

(5) Property and Equipment, page 45

5.                                      We note your response to comment 7. While your proposed disclosure provides an explanation of how an impairment is calculated, you do not appear to have provided, either here or in the disclosure in Note 3 that you cross-reference, a description of the facts and circumstances leading to your impairments. Please revise to more fully comply with ASC 360-10-50-2(a) by describing the facts and circumstances that led the estimated future cash flows, including comparable store sales projections, to decline below the carrying value of the assets.

In order to enhance disclosure regarding the $48 million impairment charge we recorded in the Form 10-K related to property and equipment, we will provide additional disclosure of the facts and circumstances leading to the impairment in applicable future filings.  Below we provide an example of how we will enhance the disclosure in future filings, using the identified disclosure from the Form 10-K (changes noted in bold):

“During fiscal year 2015, asset impairment charges related to property and equipment totaled approximately $48 million, including approximately $46 million related to locations as discussed in Note 3, Fair Value Measurements.  These charges were incurred because future estimated cash flows were less than the carrying value of the related assets. The Company reduced the future estimated cash flows based on current comparable store sales trends and reductions in estimated future net sales projections based on current and anticipated business trends, including increased competition.”

* * * * *

With respect to the preceding responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (202) 887-1563.

Sincerely,

/s/ David M. Lynn

David M. Lynn
Morrison & Foerster LLP

cc:                                Glenda Flanagan, Executive Vice President and Chief Financial Officer
Albert Percival, Senior Securities, Finance and Governance Counsel
Whole Foods Market, Inc.